

MINERAL RESOURCE ESTIMATES ANNOUNCED
and FEASIBILITY STUDY INITIATED at LEVACK MINE

TORONTO: September 4, 2003 -- **FNX Mining Company Inc. (FNX -TSX/AMEX)** and Dynatec Corporation (DY-TSX) report initial mineral resource estimates for the Sudbury Joint Venture's Levack Mine Property totaling **5.1 million tons grading 1.9% nickel (Ni) and 0.9% copper (Cu)** in the measured and indicated categories and a further **1.0 million tons grading 2.0% Ni, 0.9% Cu** in the inferred category. These mineral resources estimates consist primarily of remnants and extensions of previously known or mined ore deposits located close to existing underground workings.

The Sudbury Joint Venture has initiated a feasibility study to determine the economic viability of putting the Levack Mine back into production and mining the identified mineral resources.

The total mineral resource estimate for the Levack-McCreedy West Complex now stands at 7.0 million tons in the measured and indicated category and a further 1.3 million tons in the inferred category. The measured and indicated resources include **6.3 million tons grading 1.9% Ni and 0.8% Cu** and **0.7 million tons grading 0.4% Ni, 2.6% Cu and 0.16 oz. per ton total precious metals ("TPM")** and the inferred resource consists of **1.3 million tons grading 1.9% Ni and 0.8% Cu**. The measured and indicated resources for the McCreedy West Mine include previously announced probable mining reserves at McCreedy West totaling 1.36 million tons (see July 24, 2003 News Release for McCreedy West resource/reserve details).

HIGHLIGHTS

	Tons (millions)	Ni%	Cu%	Contained lbs (million) Ni	Cu
Measured Mineral Resource	2.66	1.9	1.0	102	52
Indicated Mineral Resource	<u>2.40</u>	<u>1.8</u>	<u>0.9</u>	<u>87</u>	<u>43</u>
Sub-Total Measured & Indicated	5.06	1.9	0.9	189	95
Inferred Mineral Resource	0.98	2.0	0.9	39	17

(See Table 1 for details and notes.)

These published mineral resource estimates do not include any potential resources from the **PM Deposit** (1,300 ft x 1,300 ft x 50-150 ft) or the **Boundary Deposit** (2,500 ft x 250 ft x 10-70 ft) at the McCreedy West Mine, the **2000 Deposit** (800 ft x 600 ft x 100-200 ft) or **North Deposit** at the Norman Property and the **No. 2 West or Powerline Deposits** at the Victoria Property.

The Levack Mine was initially operated by Mond Nickel Company between 1915 and 1929. It was reopened in 1937 by Inco Limited and was in production until it was closed a second time in 1999. The mine produced approximately 64.3 million tons of ore grading, on average, 1.88% Ni, 1.30% Cu, 0.056% cobalt (Co) and 0.049 oz/ton of TPM. Since closure in 1999, the upper part of the Levack Mine has been maintained in a dry condition.

The Levack Mine Property, in addition to dry underground workings in the upper part of the mine, has surface infrastructure, including the Levack No.2 headframe, hoist, fresh air raises and buildings. The Levack Mine is accessible via the multi-compartment Levack No.2 shaft (4,500 ton/day historic production rate), which is dry to the 2600 Level. The vertical shaft and underground infrastructure will require rehabilitation prior to being put back into service for exploration or production. The Levack Mine is also accessible through the adjoining Sudbury Joint Venture's McCreedy West operating mine along the 1600 Level haulage drift (8,000 ft west to the McCreedy ramp).

The mineral resource estimates for the Levack Mine were completed by the Sudbury Joint Venture following a detailed review of historic mining, geological and engineering data and historic resource inventories in place at the time of mine closure. The Sudbury Joint Venture's Levack evaluation team included qualified FNX and Dynatec personnel and consulting geologists with experience and expertise at the Levack Mine. The mineral resource estimates were completed in full compliance with National Instrument 43-101 standards; paying particular attention to the requirement for "reasonable prospects for economic extraction". The resource estimates were subsequently reviewed and audited by Roscoe Postle Associates Inc. ("RPA"), an independent geological and mining consulting firm. RPA will prepare a detailed technical report for filing with the Toronto Stock Exchange within 30 days of this news release. Inco Limited was not involved in these estimates and makes no representations of any kind with respect to any of the historical data referred to in this press release.

The historic database and grades for cobalt and total precious metals could not be sufficiently verified to meet 43-101 standards and are not being published in this release. However, the evaluation team believes it reasonable to assume that the cobalt and total precious metals could be mine by-products.

The evaluation team conducted a study of all available historic data. This included borehole logs and assays, former geological mapping, engineering and mining records throughout the Levack Mine. The mineral resource estimates were determined from a detailed study of individual work sites on a level-by-level basis. A total of 285 work areas comprising 2496 individual work sites were evaluated. Some 157 of these work areas comprising 972 individual work sites were included in the mineral resource estimates while the remaining were rejected because they were deemed to be not readily accessible for mining. These work areas included:

a) Ore bodies being mined at the time the mine was closed
b) Historic resources/reserves that were part of the historic mine plan and mine schedule
c) Remnants of historic ore bodies including pillars
d) Extensions of historic ore bodies and mined areas
e) Mineralized zones identified and delineated by historic exploration drilling but not mined
f) Individual historic borehole intersections

Grades and tonnages in the original historic database were reviewed and verified using the sectional polygonal technique. Mineralized zones were interpreted on vertical sections and the area of the interpreted zone measured with a planimeter. In addition, the study reviewed and utilized diamond drill holes, geological mapping, historic orebody and mineralization volumes and grades, and infrastructure databases. All of the available data were digitized and inputed into computer software programs.

The inferred mineral resources for the 1300 and the 1900 Zones, which were drilled by the Sudbury Joint Venture in 2002 and which were not part of the historic database, were also evaluated and added to the Levack inferred mineral resource estimates. The resource estimates for these two zones were completed by block modeling techniques similar to those used in block models created by FNX for resource estimates in the McCreedy West Mine. Similarly, portions of the No. 7 Deposit that were not included in the historic database were block modeled by FNX and included in the final resource estimate for the No. 7 Deposit.

The procedure for classification of the Levack mineral resource estimate included the following four phases:

Evaluation Phase: In this phase, the FNX-Dynatec evaluation team reviewed work places in the Levack Mine historic database. The evaluation was based on a qualitative consideration of : 1) tonnage; 2) Ni+Cu grade; 3) location relative to previous production and development mining; 4) type of previous mining; 5) ground conditions; 6) current access (local); 7) historic mineability rating (classification); and 8) mine closure plans.

Resource Classification Phase: In this phase, mineral resource classifications of measured, indicated, or inferred were established for the historic work sites. The classification of mineral resources was based on: 1) the deposit type (i.e., contact, footwall); 2) the 'style' of mineralization (i.e., massive, semi-massive to stringer); 3) the geological position of the workplace (i.e., central thicker portion of the deposit or peripheral); 4) the geometry of the deposit and implications of continuity; 5) the type and density of information that defines the volume of the workplace and/or deposit; and 6) the information on which the grade is based (i.e., drill hole assays, channel sample assays, visual grade estimates, etc.) per work place.

Data Audit Phase: The data audit phase included the validation of the historic data and FNX's process of data compilation and transcription. The data validation steps included 1) the comparison of historic data tabulation with the accompanying sections and plans; 2) the comparison of FNX's numerical compilation with the historic tabulation; 3) the comparison of FNX compilation with historic sections and plans; and 4) the comparison of FNX's digitized sectional areas with tabulated historic polygon areas.

Digital Compilation Phase: This phase involved the integration of the data into software programs for the purposes of continued resource/reserve evaluation. The tabulated data have also been maintained in Excel spread sheets. The digitizing of the work places was completed using computer drafting programs and the polygons were imported into mining software programs to facilitate further evaluation.

Summary

The review of the Levack Mine historic data resulted in a mineral resource estimate by the Sudbury Joint Venture of 5.1 million tons grading 1.9% Ni and 0.9% Cu in the measured and indicated categories. These mineral resources have contained metal (not allowing for processing and treatment loses) of 189 million lbs Ni and 95 million lbs Cu. A further 1.0 million tons grading 2.0% Ni and 0.9% Cu are present in the inferred category (Table 1).

The proximity of the Levack mineral resources to the existing No. 2 shaft and the 1600 Level haulage drift (Figure 1), which connects to the McCreedy West Mine, plus the Levack and McCreedy West surface and underground infrastructure, could enhance the potential economics of the Levack Mine resources.

The Sudbury Joint Venture has initiated a feasibility study to upgrade the mineral resources to mining reserves and to determine the economic viability of putting the Levack Mine back into production. The Levack resources are predominately remnants or extensions of previously mined areas and will require detailed mining and engineering evaluation studies. Until the feasibility study is completed and a positive production decision has been made, there can be no certainty that the identified mineral resources can be profitably exploited. The feasibility study is expected to be completed in 2004.

Sudbury Joint Venture - General

The Sudbury Joint Venture is owned 75% by FNX and 25% by Dynatec Corporation. The Sudbury Joint Venture properties (McCreedy West, Levack, Victoria, Norman and Kirkwood) are all former copper, nickel, platinum, palladium, and gold producers. The properties are located in the Sudbury District of northeastern Ontario and are covered by previously announced agreements between FNX and Inco Limited (see January 11, 2002 FNX press release) and FNX and Dynatec (see February 3, 2002 FNX and Dynatec press release). For a detailed description of the properties and previous work, please go to the FNX website "www.fnxmining.com" and refer to FNX's Annual Information Form dated May 9, 2003.

James M. Patterson, Ph.D., P.Geo., and Vice President Exploration of FNX, is the designated Qualified Person and is responsible for the verification and quality assurance of the Sudbury Joint Venture's exploration data and analytical results. Dynatec is the mine operator for the Sudbury Joint Venture. Anthony P. Makuch, M. Eng., P. Eng., M.B.A., and Dynatec's Vice President, Sudbury Joint Venture Mining Operations, oversees mining activities on behalf of the Sudbury Joint Venture. Please see the July 16, 2003 press release for a description of sample preparation and assay procedures for the Sudbury Joint Venture. Richard E. Routledge, MSc, P.Geo, is the designated Qualified Person for Roscoe Postle Associates Inc.

This press release contains certain forward-looking statements. These forward-looking statements are subject to a variety of risks and uncertainties beyond the company's ability to control or predict which could cause actual events or results to differ materially from those anticipated in such forward-looking statements. Accordingly, readers should not place undue reliance on forward-looking statements.

For further information, please contact:
Terry MacGibbon, President and CEO
Tel: 416-628-5922, Fax 416-360-0550, Email: tmacgibbon@fnxmining.com

David Constable, Vice President, Investor Relations and Corporate Affairs
Telephone: 416-628-5938, Fax: 416-360-0550, Email: dconstable@fnxmining.com,
FNX Website - www.fnxmining.com

TABLE 1

CLASSIFICATION	Deposit	Tons	Ni%	Cu%
LEVACK MINE MINERAL RESOURCE ESTIMATE				
Measured	**Main OB**	950,600	1.82	0.91
	No. 1	453,059	2.15	1.04
	No. 2	816,915	1.80	0.74
	No. 3	435,454	2.14	1.50
	Subtotal	2,656,028	1.92	0.97
Indicated	**Main**	59,357	2.09	0.71
	No. 7	904,450	1.60	0.36
	No. 1	324,260	2.24	0.89
	No. 2	262,898	1.88	1.11
	No. 3	848,815	1.84	1.42
	Subtotal	2,399,780	1.81	0.90
MEASURED & INDICATED	**TOTAL**	5,055,808	1.87	0.94
Inferred	**McC.W - Lev. Contact**	18,460	2.06	0.20
	No. 7	123,173	1.25	0.23
	20 Pillar	186,299	2.17	0.56
	No. 2	12,000	1.97	1.09
	No. 3	21,733	1.94	3.05
	34 Pillar	94,164	2.14	0.55
	1900 Zone	176,500	2.28	1.92
	1300 Zone	349,000	1.91	0.68
INFERRED	**TOTAL**	981,329	1.97	0.86

Notes: 1. Ni =nickel; Cu = copper
2. All resource estimates, cut-off grades and nickel equivalency are based on metal prices of ($US): Cu=$0.78/lb, Ni=$3.95/lb, Pt=$650/oz, Au=$350/oz and a Canadian dollar of US$0.70
3. Cutoff grade of 1% Ni is applied to all resources.
4. Measured and Indicated Resources include 10% dilution.



Sudbury Joint Venture
Levack Property
Longitudinal Section

Figure 1

Southwest　　　　　　　　　　　　　　　　　　　　　　　　　　**Northeast**

No. 2 Shaft

Main

No. 1

Intermediate

No. 2

1300 Zone

1600 L

No. 7

1900 Zone

approx. 8000 feet to McCreedy West Ramp

20 Pillar

No. 3

No. 3 Internal Shaft

0		1000

Feet

3600 L

34 Pillar

◻ Mined Areas

◼ Not Previously Mined　　　　　　　▨ Measured and Indicated Resources

▨ Remnants from historical mining　　　▨ Inferred Resources

9000 E

11000 E

13000 E

FNX Mining Company Inc.
September, 2003